CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS SUBMITTED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*****]”.

November 27, 2007

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington DC 20549

Mail Stop 6010

Attn:	Russell Mancuso
Tom Jones
Angela Crane
Kevin Kuhar

Re:	Intellon Corporation
Registration Statement on Form S-1
File No. 333-144520
Initially Filed on July 12, 2007

Ladies and Gentleman:

On behalf of Intellon Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 16, 2007 relating to the Company’s Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 (File No. 333-144520) filed with the Commission on November 8, 2007 (the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 5.

CONFIDENTIAL TREATMENT REQUESTED BY INTELLON CORPORATION

U.S. Securities and Exchange Commission

November 27, 2007

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in Amendment No. 5. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 5. References to “we,” “our” or “us” mean the Company or its advisor, as the context may require.

We are subject to order and shipment uncertainties, page 9

1.	Please provide us an analysis of the materiality of the operational developments mentioned in the last sentence of the second paragraph redacted from your response to prior comment 10. Include in your analysis whether these developments should be described in this risk factor.

RESPONSE TO COMMENT 1:

The Company supplementally advises the Staff that, as disclosed in the risk factor on page 10 (“We are subject to order and shipment uncertainties . . . ”), the Company historically has had limited visibility into future customer demand and product mix that its customers will require. As disclosed in this risk factor, we have not historically experienced a significant backlog of customer orders and our customers can cancel purchase orders or defer shipments under certain circumstances. We must manufacture our products based on estimates of customer demand which requires us to make demand forecasts for every customer. Each of these factors may introduce significant variability into our aggregate estimates of customer demand. As a result, the Company continually updates its internal revenue forecasts.

[****] the Company believes that the risk factors on page 9 (“Our operating results may fluctuate….”) and 10 (“We are subject to order shipments and uncertainties….”) provide appropriate disclosure to investors with respect to the risks associated with changes in the Company’s revenue forecasts. Both of these risk factors have been part of the Company’s Registration Statement since the original filing. To better highlight these risks, in Amendment No. 4, the Company added additional disclosure to the latter risk factor and relocated it to immediately follow the last paragraph of the former risk factor, which specifically states: “As a result, it is difficult for us to accurately forecast our revenue and results of operations on a quarterly basis, and you should not rely upon quarter-to-quarter or year-over-year comparisons to predict our future financial performance. If we fail to meet investors’ or analysts’ expectations, our stock price could decline, rapidly and without notice.” The Company respectfully submits that this expanded discussion and the reordering of the indicated risk factor as described above provide an appropriate level of disclosure of this risk.

Growing Demand for High-Definition Video, page 61

2.	We note the new market data in your registration statement. Please update response 11 in your letter to us dated August 28, 2007.

RESPONSE TO COMMENT 2:

U.S. Securities and Exchange Commission

November 27, 2007

In reference to prior comment 11 of the Staff’s comment letter dated August 28, 2007, a copy of the source of third-party data included in the Registration Statement, which has not previously been provided to the Staff, is enclosed with this response letter. The Company has the consent from the third party cited in this section to include the use of its data in the Registration Statement. None of the data provided by such third party included in this section was prepared specifically for use in the Registration Statement by the Company. All of the quoted data is contained in publicly available reports or through subscriptions that are available to the public for a fee. Nor did the Company compensate such third party for the preparation of the data cited in the Registration Statement. The Company does not have any relationship with the author of the data.

2006 and 2007 Equity Incentive Awards, page 96

3.	We note the additional option grants mentioned in the changes on page 99 to your “Stock Ownership Requirements” disclosure. Please tell us why you have not discussed these additional grants here.

RESPONSE TO COMMENT 3:

The Company respectfully submits that it has discussed on page 98 the additional grants in the “2006 and 2007 Equity Incentive Awards” section on page 100. Specifically, page 98 of Amendment No. 5 provides that in July 2007, the compensation committee granted non-qualified stock options covering a total of 36,587 shares to Mr. McGee, 64,027 shares to Mr. Furtney and 82,320 shares to Mr. Harris, each at $9.57 per share. This disclosure was part of the disclosure prior to Amendment No. 4 to the Registration Statement and reconciles to the increase in equity granted to named executive officers as of September 30, 2007 on page 100. Please note that the foregoing amounts are on a post-split basis. In connection with Amendment No. 5, the Company effected a 5.4665-to-1 reverse split, and all stock amounts reflected in Amendment No. 5 currently reflect the effect of this reverse stock split.

Note 7. Redeemable Convertible Preferred Stock, page F-24

Conversion, page F-27

4.	We note that your Series A, Series B and Series C redeemable convertible preferred stock is convertible into common stock only if the initial public offering aggregate proceeds raise at least $30 million at a purchase price of not less than $2.6766 per share. If your offering price per share is not at least $2.6766 per share and the offering does not raise at least $30 million, it appears that your preferred stock will not automatically convert and your pro forma presentation on page F-3 and F-4 will not be accurate. Please advise.

RESPONSE TO COMMENT 4:

U.S. Securities and Exchange Commission

November 27, 2007

The Company supplementally advises the Staff that the Company’s stockholders have provided requisite stockholder consent for the automatic conversion to common stock of Series A Convertible Preferred Stock, the Series B Convertible Preferred Stock and the Series C Convertible Preferred Stock upon the closing of an initial public offering, regardless of the aggregate proceeds or the price per share of our offering, pursuant to the Registration Statement, provided our offering is effected prior to February 29, 2008. As the anticipated closing date of our offering will occur in 2007, we do not believe it is necessary to disclose at this point the time limitation of this consent as the anticipated date of the final prospectus and associated closing will be prior to the expiration date of this consent. In the event the offering is delayed, we will obtain an updated stockholder consent with an extension date or otherwise provide appropriate additional disclosure regarding the expiration of this consent. The Company has revised pages 58 and F-27 accordingly. The Company supplementally confirms to the Staff that the pro forma information, as presented, will be accurate. We have also supplementally provided a copy of this consent for the Staff’s reference.

The Company would also like to supplementally advise the Staff that, following the filing of this Amendment No. 5, the Company is intending to print a preliminary prospectus based on Amendment No. 5 and begin marketing activities for its offering. Immediately following such marketing, it is the intent of the Company and the managing underwriters of the proposed offering to have the Registration Statement declared effective. The Company and the managing underwriters currently expect to complete marketing and seek an order of effectiveness approximately in the second week of December 2007. The Company and the managing underwriters may make an acceleration request orally and have authorized the undersigned to represent on their behalf that they are aware of their obligations under the Securities Act of 1933, as amended with respect thereto.

Finally, pursuant to our discussion on November 26, 2007, we are refiling with Amendment No. 5 Exhibits 10.23, 10.25 and 10.26, which are the redacted versions of the documents previously submitted to the staff on November 8, 2007 in paper form in connection with the Company’s confidential treatment request.

Please direct your questions or comments regarding this letter or Amendment No. 5 to the undersigned at (202) 416-6829. Thank you for your assistance.

Respectfully submitted,

PROSKAUER ROSE LLP

/s/ Trevor J. Chaplick

Trevor J. Chaplick

cc:	Charles E. Harris, Intellon Corporation
Brian T. McGee, Intellon Corporation
Larissa M. Cochron, Intellon Corporation
Julie H. Jones, Ropes & Gray LLP